UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Endo Pharmaceuticals Holdings Inc.

(Name of Issuer)

Common Stock

$.01 par value per share

(Title of Class of Securities)

29264F 20 5

(CUSIP Number)

James J. Connors, II

Endo Pharma LLC

320 Park Avenue

New York, New York 10022

(212) 751-3939

with a copy to:

Eileen T. Nugent, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036-6522

(212)735-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

TABLE OF CONTENTS

Item 5. Interest in Securities of the Issuer.
SIGNATURE

CUSIP No. 29264F 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Endo Pharma LLC 23-3053410

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,631,770

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 10,631,770

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,631,770

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Investment Associates V, L.P. 13-372-8774

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,889,737

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,889,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,889,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Equity Partners V, L.P. 13-378-7708

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,889,737

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,889,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,889,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Partners V, L.P. 13-372-8773

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,199,778

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,199,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,199,778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip E. Berney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,889,737

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,889,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,889,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank K. Bynum, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,889,737

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,889,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,889,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James J. Connors, II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,889,737

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,889,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,889,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael B. Goldberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,889,737

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,889,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,889,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Loverro

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,889,737

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,889,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,889,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) George E. Matelich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,889,737

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,889,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,889,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank T. Nickell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,986,544

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,986,544

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,986,544

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph S. Schuchert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,889,737

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,889,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,889,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David I. Wahrhaftig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,889,737

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,889,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,889,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas R. Wall, IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 8,889,737

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 8,889,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,889,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by Endo Pharma LLC, a limited liability company organized under the laws of the State of Delaware (“Endo LLC”), and the other reporting persons named therein with the Securities Exchange Commission (“SEC”) on July 17, 2000, as amended by Amendment No. 1 filed with the SEC on February 11, 2003, as amended by Amendment No. 2 filed with the SEC on September 22, 2005, as amended by Amendment No. 3 filed with the SEC on October 17, 2005 (together, the “Filing”), with respect to the common stock, par value $.01 per share (the “Common Stock”), of Endo Pharmaceuticals Holdings Inc. (the “Issuer” or “Endo” ). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing. The main purpose of this Amendment is to amend and supplement the information contained in Item 5 of the Filing. Except as set forth below, all previous Items of the Filing remain unchanged.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and restated in its entirety to read as follows:

“Endo LLC

As of January 24, 2006, the aggregate number of shares of Common Stock that Endo LLC has the sole power to vote or to direct the vote of (and as a result, may, under Rule 13d-3 under the Exchange Act, be deemed the beneficial owner of) is 10,631,770.  This represents approximately 8.0% of the 132,850,482 shares of Common Stock outstanding as of January 24, 2006.

All Other Filing Persons

Because of their direct or indirect ownership of the majority of the Units of Endo LLC, each of KIA V, KEP V, KP V and the Kelso General Partners may be deemed as possessing the shared power to vote or to direct the vote (and as a result, may under Rule 13d-3 under the Exchange Act, be deemed the beneficial owner of) an aggregate of 8,899,737 shares of Common Stock (8,199,778 shares of Common Stock in the case of KP V).  This number of shares represents approximately 6.7% (6.2% in the case of KP V) of the 132,850,482 shares of such Common Stock outstanding as of January 24, 2006. However, all such Filing Persons, other than Endo LLC, disclaim beneficial ownership of such shares of Common Stock.”

Item 5(c) is hereby amended by adding the following after the last paragraph under "Endo LLC Common Stock Sales":

On October 13, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 64,741 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On October 14, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 74,461 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On October 17, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 37,967 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On October 18, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 26,262 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On October 19, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 103,314 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On October 20, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 25,068 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On October 21, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 21,429 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On October 24, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 23,520 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On October 25, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 48,373 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On October 26, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 29,603 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On October 27, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 122,527 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On October 28, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 108,214 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On October 31, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 107,756 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 1, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 110,357 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 2, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 50,218 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 3, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 48,248 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 4, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 21,478 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 7, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 33,960 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 8, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 89,822 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 9, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 47,530 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 10, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 45,867 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 11, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 55,799 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 14, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 27,498 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 15, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 56,069 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 16, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 14,322 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 17, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 117,909 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 18, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 99,612 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 21, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 28,088 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 22, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 43,335 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 23, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 113,185 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 25, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 26,489 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 28, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 17,739 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 29, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 88,360 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On November 30, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 1,302 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On December 1, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 4,310 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On December 2, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 15,515 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On December 5, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 11,549 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On December 6, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 46,425 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On December 7, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 12,028 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On December 8, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 16,031 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On December 9, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 5,070 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On December 12, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 12,407 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On December 13, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 37,891 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On December 14, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 22,488 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On December 15, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 1,664 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On December 21, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 306,196 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On December 23, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 2,884 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On December 29, 2005, Endo LLC, in satisfaction of its contractual obligations under certain equity plans, transferred 2,886 shares of Common Stock held by it to certain employees of the Issuer in connection with the exercise of options held by such employees.

On January 19, 2006, Endo LLC and certain other selling stockholders, including certain directors, officers and employees of Endo, sold by way of an underwritten secondary offering 15,000,000 shares of Common Stock of the Issuer.  9,366,256 of such shares of Common Stock of the Issuer were sold by Endo LLC in the offering.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following immediately before the last paragraph of Item 6:

"In connection with the shelf registration statement filed by the Issuer on January 19, 2006, Endo, Endo LLC and certain members of Endo's senior management entered into a shelf registration agreement, dated January 19, 2006 (the "2006 Shelf Registration Agreement"), providing for the resale of shares of Common Stock by Endo LLC and certain other selling stockholders.   The 2006 Shelf Registration Agreement also provided for certain arrangements regarding the allocation among the selling stockholders of the shares of Common Stock to be sold under the registration statement.  In exchange for the registration of the shares of Common Stock, Endo LLC agreed to reduce the number of demand registration rights available to it pursuant to the registration rights agreement dated July 17, 2000, as amended on June 30, 2003.  A copy of the 2006 Shelf Registration Agreement is included as Exhibit 29 hereto and incorporated by reference herein.

The last paragraph of Item 6 is amended by inserting the following after each occurrence of "2005 Shelf Registration Agreement":

"and 2006 Shelf Registration Agreement."

And by amending "and 17-28" to "and 17-29".

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2006

ENDO PHARMA, LLC

	By:	/s/ JEFFREY R. BLACK
Name: Jeffrey R. Black
Title: Chief Financial Officer

KELSO INVESTMENT ASSOCIATES V, L.P.
BY: Kelso Partners V, L.P., its General Partner

	By:	/s/ JAMES J. CONNORS, II
General Partner

KELSO EQUITY PARTNERS V, L.P.

	By:	/s/ JAMES J. CONNORS, II
General Partner

KELSO PARTNERS V, L.P.

	By:	/s/ JAMES J. CONNORS, II
General Partner

*

Philip E. Berney

*

Frank K. Bynum, Jr.

James J. Connors, II

*

Michael B. Goldberg

*

Frank J. Loverro

*

George E. Matelich

*

Frank T. Nickell

*

Joseph S. Schuchert

*

David I. Wahrhaftig

*

Thomas R. Wall, IV

* The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ JAMES J. CONNORS, II
James J. Connors, II
Attorney-in-Fact

Exhibit Index

Exhibit	Description
1.*	Form of Exchange Agreement, by and between Endo Pharmaceuticals Holdings Inc. (“Endo”) and the stockholders party thereto

2.*	Endo Warrant, dated as of July 17, 2000, issued by Endo to Endo Pharma LLC (“Endo LLC”)

3.*	Pre-Merger Warrant Agreement, dated as of July 17, 2000, by and between Endo and United States Trust Company of New York, as warrant agent

4.*	Letter Agreement, dated as of November 26, 1999, by and among Algos Pharmaceutical Corporation, Endo, Kelso Investment Associates V, L.P. (“KIA V”) and Kelso Equity Partners V, L.P. (“KEP V”)

5.*	Limited Liability Company Agreement of Endo LLC, dated as of July 14, 2000, by and among the persons party thereto and each of their Permitted Transferees (as defined therein)

6.*	Amended and Restated Executive Stockholders Agreement, dated as of July 14, 2000, by and among Endo, Endo LLC, KIA V, KEP V and the Management Stockholders (as defined therein)

7.*	Amended and Restated Employee Stockholders Agreement, dated as of July 14, 2000, by and among Endo, Endo LLC, KIA V, KEP V and the Employee Stockholders (as defined therein)

8.*	Endo Pharma LLC Amended and Restated 1997 Employee Stock Option Plan

9.*	Endo Pharma LLC Amended and Restated 1997 Executive Stock Option Plan

10.*	Endo Pharma LLC 2000 Supplemental Employee Option Plan

11.*	Endo Pharma LLC 2000 Supplemental Executive Option Plan

12.*	Tax Sharing Agreement, dated as of July 17, 2000, by and among Endo, Endo Inc. and Endo LLC

13.*	Treasury Agreement, dated as of July 17, 2000, by and between Endo and Endo LLC

14.*	Registration Rights Agreement, dated as of July 17, 2000, by and between Endo and Endo LLC

15.*	Joint Filing Agreement, dated as of July 26, 2000

16.*	Powers of Attorney

17.**

Amended and Restated Employee Stockholders Agreement, dated June 5, 2003, by and among Endo, Endo LLC, KIA V, KEP V and the Employee Stockholders (as defined therein) (incorporated herein by reference to Exhibit 10.2 of Amendment No. 2 to the Form S-3 Registration Statement (Registration No. 333-105338) filed by Endo with the Commission on July 1, 2003)

18.**

Amendment to the Registration Rights Agreement, dated June 30, 2003, by and between Endo and Endo LLC (incorporated herein by reference to Exhibit 10.1 of Amendment No. 2 to the Form S-3 Registration Statement (Registration No. 333-105338) filed by Endo with the Commission on July 1, 2003)

19.**

Amended and Restated Executive Stockholders Agreement, dated July 7, 2003, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein) (incorporated herein by reference to Exhibit 4.1 of Form 10Q for the Quarter ended June 30, 2003, filed by Endo with the Commission on August 14, 2003)

20.**

Shelf Registration Agreement, dated April 30, 2004, by and between Endo and Endo LLC (incorporated herein by reference to Exhibit 10.2 of Amendment No. 1 to the Form S-3 Registration Statement (Registration No. 333-115032) filed by Endo with the Commission on June 10, 2004)

21.**

Amended and Restated Tax Sharing Agreement, dated April 30, 2004, by and among Endo, Endo Pharmaceuticals Inc (f/k/a Endo Inc.) and Endo LLC (incorporated herein by reference to Exhibit 10.6 of Form 10Q for the Quarter ended March 31, 2004, filed by Endo with the Commission on May 10, 2004)

22.**

Amendment to the Shelf Registration Agreement, dated June 10, 2004, by and between Endo and Endo LLC (incorporated herein by reference to Exhibit 10.3 of Amendment No. 1 to the Form S-3 Registration Statement (Registration No. 333-115032) filed by Endo with the Commission on June 10, 2004)

23.**

Amendment to the Amended and Restated Employee Stockholders Agreement, dated June 28, 2004, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein) (incorporated herein by reference to Exhibit 4.2 of Form 10Q for the Quarter ended September 30, 2004, filed by Endo with the Commission on November 5, 2004)

24.**

Amendment to the Amended and Restated Executive Stockholders Agreement, dated June 28, 2004, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein) (incorporated herein by reference to Exhibit 4.1 of Form 10Q for the Quarter ended September 30, 2004, filed by Endo with the Commission on November 5, 2004)

25.**

Consent and Release, dated September 20, 2005, by and among Endo, Endo LLC, KIA V, KEP V and certain Employee Stockholders (as defined therein) signatory thereto (incorporated herein by reference to Exhibit 99.1 of Form 8-K, filed by Endo with the Commission on September 21, 2005)

26.**

Amendment 2 to the Amended and Restated Employee Stockholders Agreement, dated September 20, 2005, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein) (incorporated herein by reference to Exhibit 99.2 of Form 8-K, filed by Endo with the Commission on September 21, 2005)

27.**

Amendment 2 to the Amended and Restated Executive Stockholders Agreement, dated September 20, 2005, by and among Endo, Endo LLC, KIA V, KEP V and certain Amending Stockholders (as defined therein) (incorporated herein by reference to Exhibit 99.3 of Form 8-K, filed by Endo with the Commission on September 21, 2005)

28.**

Shelf Registration Agreement, dated September 21, 2005, by and between Endo, Endo LLC and certain Stockholders (as defined therein) (incorporated herein by reference to Exhibit 99.4 of Form 8-K, filed by Endo with the Commission on September 21, 2005)

29.

Shelf Registration Agreement, dated January 19, 2006, by and between Endo, Endo LLC and certain Stockholders (as defined therein) (incorporated herein by reference to Exhibit 10.50 of Form 8-K, filed by Endo with the Commission on January 23, 2006)

* Previously filed on Schedule 13D, dated July 17, 2000

** Previously filed on Amendment 2 to Schedule 13D, dated September 20, 2005